[redacted]TES
GE COMMISSION
. 20549

08028906

) REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**SIG BROKERAGE, LP**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY LINE AVENUE SUITE #220
(No. and Street)

BALA CYNWYD (City) PA (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN SULLIVAN 610-617-2635
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
Section
FEB 29 2008
Washington, DC
111

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

**CHECK ONE:**
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, BRIAN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIG BROKERAGE, LP, as of DECEMBER 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER
Title

2/25/08
Notary Public

NOTARIAL SEAL
ANNA DiSANTO-MATZIK, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires April 21, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SIG Brokerage, L.P.
(a limited partnership)

Statement of Financial Condition

December 31, 2007

McGladrey & Pullen

Certified Public Accountants

**Independent Auditor's Report**

To the Partners of
SIG Brokerage, L.P.

We have audited the accompanying statement of financial condition of SIG Brokerage, L.P. (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SIG Brokerage, L.P. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 24, 2008

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.
On October 3, 2007, certain partners of Goldstein Golub Kessler LLP
became partners of McGladrey & Pullen, LLP

## SIG BROKERAGE, L.P.
**(a limited partnership)**

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2007**

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 1,936 |
| Receivable from Clearing Broker | 9,965,361 |
| Receivable from Affiliates | 324,071 |
| Investments in Securities - at fair value (cost $2,145,839) | 5,867,120 |
| Other Assets | 305 |
| **Total Assets** | $16,158,793 |
| **LIABILITIES AND PARTNERS' CAPITAL** | |
| Payable to Affiliates | $ 98,101 |
| Commission Payable | 26,410 |
| Accrued Expenses and Other Liabilities | 3,333 |
| **Total Liabilities** | 127,844 |
| Partners' Capital | 16,030,949 |
| **Total Liabilities and Partners' Capital** | $16,158,793 |

See Notes to Statement of Financial Condition

**1. ORGANIZATION:**

SIG Brokerage, L.P. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. (the "NYSE") and the American Stock Exchange, LLC ("Amex"). The Company provides order execution for other registered broker-dealers on the NYSE and Amex. The Company is owned 99% by SIG Specialists, Inc. (the "Parent") and 1% by SIG Brokerage, LLC.

**2. SIGNIFICANT ACCOUNTING POLICIES:**

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

No provision for federal income taxes has been made since, as a limited partnership, the Company is not subject to federal income taxes. The Company is exempt from state and local income tax purposes as the Company has elected to file as a part of a consolidated group wherein the sole shareholder of the Parent files for the group. Provisions for state and local taxes are computed by the sole shareholder of the Parent and allocated to the Company, when applicable.

**3. RECEIVABLE FROM CLEARING BROKER:**

At December 31, 2007, the receivable from the clearing broker order executions are provided by one broker.

At December 31, 2007, the amount receivable from clearing broker reflected on the statement of financial condition represents amounts due from this clearing broker.

**4. RELATED PARTY TRANSACTIONS:**

The Company is under common control with Susquehanna International Group LLP ("SIG") and Susquehanna Business Development, Inc.

The Company executes trades for affiliated broker-dealers for which it receives commissions at various rates.

SIG acts as a common payment agent for the Company and various affiliates for all direct and indirect expenses. The Company pays a monthly management fee for the indirect costs based on allocations determined at the affiliated entity's discretion. As of December 31, 2007, there were no amounts payable to SIG relating to these indirect operating costs.

Susquehanna Business Development Inc. performs marketing services for the Company. The payable to this affiliate for these services is $12,825 as of December 31, 2007. Because of its short-term nature, the fair value of the payable to affiliates approximates its carrying amount.

The Company and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

**5. NET CAPITAL REQUIREMENT:**

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2007, the Company had net capital of $9,839,453, which exceeded its requirement of $8,523 by $9,830,930.

**6. NYSE GROUP RESTRICTED STOCK:**

On March 7, 2006, the NYSE and Archipelago Holdings, Inc. combined their businesses and became wholly owned subsidiaries of NYSE Group, Inc. ("NYSE Group"), a newly-created, for-profit and publicly-traded holding company (the "NYSE Merger").

In connection with the NYSE Merger, the Company received cash and shares of NYSE Group common stock (the "NYX stock"). The Company accounts for its investment in the NYX stock as owned restricted stock and reflects its value on its statement of financial condition at the estimated fair value of such restricted shares pursuant to the American Institute of Certified Public Accountants' Audit and Accounting Guide - Brokers and Dealers in Securities. The remaining shares of NYX stock owned by the company are subject to a restriction on transfer that expires on March 7, 2009, unless the restrictions are removed earlier by the NYSE Group in its sole discretion. The Company sold two-thirds of its NYX stock during the year. The investment in securities on the statement of financial condition amounting to $5,867,120 represents the fair value of the remaining NYX stock held by the Company as of December 31, 2007.

# SIG Brokerage, LP

Independent Auditor's Supplementary Report on Internal Control

December 31, 2007

# McGladrey & Pullen

Certified Public Accountants

**Independent Auditor's Supplementary Report on Internal Control**

To the Partners of
SIG Brokerage, LP

In planning and performing our audit of the financial statements of SIG Brokerage, LP (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a- 5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 24, 2008

**END**